UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated August 27, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, August 27, 2024 Comisión Nacional de Valores

RE.: Dismissal of complaint filed by Liliana Alejandra Zabala within the terms of Section 26 of the Law N° 25,156.

Dear Sirs,

I am writing to you as Attorney-in-fact of Argentina S.A. (“Telecom Argentina” or the “Company”), regarding the complaint filed by Liliana Alejandra Zabala, in representation of Jorge Horacio Sombra and Roberto Blanco, for the alleged commission of anti-competitive behavior, reported by the relevant fact on July 31, 2018.

Regarding said complaint, yesterday the Company was notified that the Secretario de Industria y Comercio, through Resolution N° 2024-220-APN- SIYC#MEC, decided to dismiss the complaint promoted by Jorge Horacio Sombra and Roberto Blanco against Telecom Argentina, due to lack of merit for the proceeding.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 27, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations